Direct Dial: (212) 912-7439

January 10, 2006

Susan Block

Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	The National Collegiate Funding LLC

Amendment no. 1 to Registration Statement on Form S-3

Filed November 18, 2005

File No. 333-128413

Dear Ms. Block:

We have received and reviewed your comment letter to the Amendment Number 1 to the Registration Statement on Form S-3 of our client The National Collegiate Funding LLC filed on November 18, 2005. This cover letter and the enclosed revised filing respond to the points raised in your letter.

We have enclosed both clean and marked copies of the entire filing, including both the base prospectus and the prospectus supplement to show changes from the last reviewed filing. References below to page numbers are to the clean version. Throughout this letter we have used the term “Trust” to mean the Delaware statutory trust which it is anticipated will be named The National Collegiate Student Loan Trust plus a year and series denomination (such as 2006-1) and we have used the term “Grantor Trust” to mean the New York common law trust which is anticipated will be named NCF Grantor Trust plus a year and series denomination (such as 2006-1).

General

Comment:

1.

We note your response to our prior comment 4 and that finalized agreements will be filed at “or about the time of takedown.” Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement at the time of each takedown. Please confirm your understanding.

Response:

As discussed in a telephone conversation on December 21, 2005 with Rolaine Bancroft of the Staff, all material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will be described in the prospectus supplement and prospectus. We will file all agreements that are required to be filed with the Securities and Exchange Commission as soon as practicable after a transaction closes.

Prospectus Supplement

Cover Page

Comment:

2.

Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the “issuing entity,” rather than naming the trust.

Response:

Pursuant to discussion with the Staff we have revised the statement located in the highlighted box on the cover page of the prospectus supplement to clarify that the securities represent the obligations of the “issuing entities,” rather than naming the Trust and Grantor Trust.

Summary of Terms, pages S-2

Comment:

3.

From the diagram at page S-2, it appears to us that the Class A-5/IO Certificates issued by the Grantor Trust are by backed by the Class A-5/IO Notes issued by the Trust. Please provide us your analysis as to how this structure is consistent with the definition of asset-backed security. Refer to Section III.A.2.c. in the Regulation AB Adopting Release (Release No. 33-8518). Tell us how the issuance of the certificates by the grantor trust backed by the notes issued by the trust is consistent with Regulation AB. In your response, please address why you will use both a grantor trust and a trust to issue the securities.

Response:

The class A-5 and class A-IO certificates to be issued by the Grantor Trust are backed solely by the class A-5 and class A-IO notes to be issued by the Trust which are backed by a discrete pool of student loans. As discussed with the Staff, this is a common structure used in the asset-backed securities market and is necessary in order to issue an “interest-only” security (“IO security”), such as the class A-IO certificate, which may be freely traded and will be treated as debt for tax purposes in accordance with Section 1286 of the Internal

Revenue Code (“Section 1286”). A structure used to create an IO security that is treated as debt for tax purposes involves the bundling together of the IO security with its related “principle and interest” security (“P&I security”) such that the two securities may not be traded separately from one another. The use of a pass through entity that is disregarded for tax purposes, such as the Grantor Trust, permits the bundled P&I security and IO security to be traded separately, or unbundled, through the use of grantor trust certificates. The sponsor has been consistently advised by the underwriters of prior offerings that IO securities which are unbundled meet the demands of institutional investors. The Grantor Trust is a New York common law trust formed pursuant to the grantor trust agreement between the depositor and the grantor trustee and as such it is a “legal fiction” and not a legal entity, contrary to the Issuing Entity Trust which is a Delaware statutory trust. The cash flow on the class A-5 and class A-IO notes flows through the Grantor Trust to the class A-5 and class A-IO certificateholders while allowing the class A-IO certificate (IO security) to be sold separately from the class A-5 certificate (P&I security) consistent with Section 1286.

Like the notes issued by the Trust the grantor trust certificates will be consistent with the definition of an asset-backed security. Neither the depositor nor the Grantor Trust will be an investment company within the meaning of the Investment Company Act of 1940 and the activities of the grantor trustee (on behalf of the grantor trust certificateholders as owners of the grantor trust) are restricted under the terms of the grantor trust agreement to passively holding or owning the underlying class A-5 and class A-IO notes, issuing the grantor trust certificates and any activities incidental thereto. Further, since the class A-5 and class A-IO notes, which are the only assets of the Grantor Trust, are based on a pool of assets with no non-performing assets and with less than 50% delinquent assets as of the measurement date, the class A-5 and class A-IO certificates also meet those requirements. We note that on page 43 of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) (the “Release”), the Staff discusses the use of an “issuance trust” in a similar scenario to the grantor trust structure contemplated in the prospectus and prospectus supplement. Like an “issuance trust” the grantor trust issues its own ABS and holds notes as collateral which represent an interest in the entire asset pool. Like the master trust in the “issuance trust” scenario the Trust will issue other notes backed by the same pool as the notes held by grantor trust.

Comment:

4.	In this regard, please provide your analysis why the Class A-5 and Class A-IO Notes issued by the trust do not need to be registered. Refer to Rule 190 under the Securities Act.

Response:

The class A-5 and class A-IO notes issued by the Trust are restricted securities within the meaning of Rule 144 under the Securities Act of 1933 (“Securities Act”) and as such are exempt from registration. The class A-5 and class A-IO notes are acquired by the Grantor Trust indirectly from the Trust as issuer in a transaction that does not involve any public offering. The class A-5 and class A-IO notes are never offered to the public and contain legends to identify that they have not been registered under the Securities Act and may only be resold or transferred pursuant to certain exemptions under the Securities Act or pursuant to a valid registration statement. The class A-5 and class A-IO notes are further restricted from re-sale in that, as discussed in our response to Comment 3 above, the class A-5 and class A-IO notes are deposited into the Grantor Trust and are the sole assets backing the class A-5 and class A-IO certificates issued by the Grantor Trust and thus, pursuant to the grantor trust agreement, they remain held by the grantor trustee for the benefit of the class A-5 and class A-IO certificateholders. Further, under Rule 190(c) the class A-5 and class A-IO notes are not “underlying securities” as that term is defined in Rule 190 and thus do not need to be registered as a separate ABS offering. The class A-5 and class A-IO certificates meet each element of the exemption in Rule 190(c):

(1) both the grantor trust and the trust were established under the direction of the same sponsor or depositor (Rule 190(c)(1));

(2) the class A-5 and A-IO notes are created solely to satisfy legal (tax) requirements or otherwise facilitate the structuring of the ABS transaction (Rule 190(c)(2));

(3) the class A-5 and A-IO notes and grantor trust certificates are not part of scheme to avoid registration or the requirements of the Securities Act (Rule 190(c)(3)); and

(4) the class A-5 and A-IO notes are held by the grantor trust and are the sole basis for the distributions received on the class A-5 and class A-IO certificates (Rule 190(c)(4)).

Non-Offered Securities, page S-4

Comment:

5.	Please clarify here that the Class A-5-1 and A-5-2 Certificates are offered securities, or advise.

Response:

It is anticipated that the class A-5-1 and A-5-2 certificates will be publicly offered securities. We have included language on page S-4 to clarify this point, as requested.

Grantor Trust, page S-12

Comment:

6.	Please disclose here that the Grantor Trust will also issue the owner trust certificates or advise. Similarly revise p. S-28, Formation of the Grantor Trust.

Response:

As discussed in our response to Comment 3 above, the Grantor Trust is a New York common law trust formed by the grantor trust agreement between the depositor and the grantor trustee and beneficially owned by the class A-5 and class A-IO certificateholders. The grantor trust will not issue any owner trust certificates and any amount remaining in any grantor trust account after all certificates have been paid will be distributed to certificateholders in accordance with the terms of the grantor trust agreement.

Fees, S-12

Comment:

7.

We note your revisions to the table and the basis for your revisions on page 16 of your supplemental response letter. Refer to the first box that begins with “Total fees in accordance with the indenture...” Please revise to separately name the parties and separately provide the fee for each of those entities. Refer to Item 1113(c) of Regulation AB. Also, please identify the source of the fees and distribution priority of the fees. Refer to Item 1103(a)(7) of Regulation AB.

Response:

We have revised the table on page S-12, as requested, to separately name the indenture trustee, owner trustee, grantor trustee and Irish paying agent, if any, and provide the fees. Note that we have also retained the box that begins with “Total fees in accordance with the indenture...” as we feel that this disclosure remains instructive to investors.

The Sellers, pages S-29

Comment:

8.	We note your response to prior comment 20. Please tell us where you will provide confirming disclosure in the prospectus supplement. Please provide bracketed language.

Response:

Bracketed language has been added to page S-29.

Comment:

9.	We note your response to prior comment 21 and revised disclosure that you deleted the titles of the parties. Please revise to identify the depositor and issuing entity.

Response:

As discussed with the Staff, we have revised the disclosure in chart on page S-30 to identify the depositor and the issuing entity.

TERI Guaranty Agreements, page S-65

Comment:

10.

We note your response to prior comment 30. It appears that after a claim for payment on a trust student loan is made by TERI, TERI then purchases that student loan from the trust. Therefore, it appears that the loan would no longer be part of the asset pool. Please provide your analysis of how the repurchase of an asset by the trust would not be considered a subsequent addition to the asset pool.

Response:

The repurchase by the Trust of the rehabilitation loans as described on page S-65 of the prospectus supplement meets the discreteness requirement of Item 1101(c) and should not be considered a subsequent addition to the pool because no new asset is being added to the pool. The pool of student loans purchased by the Trust at closing (or during any prefunding period) meets the discreteness requirement in that it consists entirely of specifically identified student loans and the guaranty on those loans of The Education Resources Institute, Inc. (“TERI”), the largest non-profit sponsor of private loans for education. The sponsor has confirmed that the rehabilitation arrangement is part of the guaranty arrangement with TERI and is used by TERI in other guaranty arrangements with other issuers. The rehabilitation of certain student loans as described in the prospectus supplement does not expand the discrete pool of assets. Any student loans that are rehabilitated are the same student loans as existed in the pool at the time of closing (or additional purchase during a prefunding period, if applicable). The same borrower is obligated on the student loan, the same lender originated the student loan with the same TERI underwriting criteria, the interest rate is the same, etc. The rehabilitated student loan remains subject to the TERI guaranty. The rehabilitation of a particular student loan does not change the characteristics of that particular student loan or make the “composition of the pool....unknown,” which is the heart of the principals-based concern of investors expressed on page 315 of the Release. Further, footnote 112 of the Release contemplates that there may be “additional instances when the asset pool may change under the current definition without infringing the ‘discrete pool’ requirement.” The repurchase by the Trust of a rehabilitated student loan increases the potential revenue that the Trust will receive from the particular student loan and thus increases the likelihood of the “timely distribution of proceeds to securityholders,” a permissible reason to change the composition of the pool contemplated in Item 1101(c). We believe that other changes to the pool assets are also contemplated by the language in Item 1111(g) which governs “Revolving Periods, Prefunding Accounts and Other Changes to the Asset Pool” (emphasis added). Item 1111(g) contains a non-exhaustive list of examples of other changes to the asset pool “such as in the event of additional issuances of asset-backed securities in a master trust or a breach of a pool asset representation or warranty.” We have supplemented the disclosure on page S-65 of the prospectus supplement to include similar information to that required for a revolving period or prefunding account under Item 1111(g), as applicable. Investors will be advised of any rehabilitated loans purchased in each periodic report distributed to securityholders. Finally, the sponsor has confirmed that the amount of rehabilitated loans repurchased during 2005 by all of the trusts sponsored by the sponsor is approximately 0.03% of the aggregate pool balance of the loans in all such trusts.

Distributions and Payments on the Certificates, page S-83

Comment:

11.

It is not clear to us in the diagrams the source of the distributions on the Class A-5-1/A-5-2 Certificates and A-IO Certificates. Please clarify this through the diagram and disclosure. For instance, do the certificates only receive payments from distributions on the class A-5 notes or A-IO Notes? Or do they receive payments from the flow of funds on their own, in the 3rd step of the distribution disclosed on page S-80, as well as payments from the class A-5 Notes or A-IO Notes? Please include in the diagram, or a separate diagram, the payments the A-5/IO Certificates receive from the A-5/IO Notes.

Response:

The class A-5 and class A-IO certificates receive only the distributions on the class A-5 and class A-IO notes issued by the Trust. The class A-5 and class A-IO certificates are only obligations of the grantor trust and the only assets of the grantor trust are distributions on the class A-5 and class A-IO notes. We have revised the distribution diagrams on pages S-81 through S-83 to remove any ambiguity and have included a separate diagram on page S-84 which describes the payments the A-5 and class A-IO certificates receive from the class A-5 and class A-IO notes, as requested.

Base Prospectus

Assets of the Trust, page 3

Comment:

12.

We note your response to prior comment 32, and your addition of “other derivative arrangements.” Please delete this phrase and specify the derivatives. You may reference disclosure in another part of the prospectus.

Response:

The requested changes have been made.

Use of Proceeds, page 8

Comment:

13.	Please tell us the other purposes that the owner trustee will be able to apply the net proceeds to and disclose in the prospectus supplement.

Response:

No other purposes for the net proceeds, other than those stated in “Use of Proceeds” on page 8 of the base prospectus, are reasonably contemplated at this time, therefore, we have deleted the sentence “The owner trustee may also apply the net proceeds for other purposes to the extent described in the related prospectus supplement.”

The Student Loan Pools, page 16

Comment:

14.

In regards to the interest rate basis, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release No[s]. 33-8518; 34-50905). Please confirm.

Response:

The interest rate basis specified in the prospectus comply with Regulation AB and the Release. We have deleted the word “basis” on page 17 to clarify that no new basis for the interest rates on the student loans will be specified in the prospectus supplement.

Credit and Cash Flow or other Enhancement or Derivative Arrangements, page 24

Comment:

15.

We note your response to our prior comment 35. Please provide us more information on how the proposed credit default swaps will protect against defaults and losses on student loans or other assets included in the trust fund or to a class of offered securities. How will they operate? For instance, will the issuing entity pay premiums to the counterparty? What happens when a credit event occurs? Please refer to the discussion at Section III.A.2. of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68.

Response:

The use of a credit default swap is not reasonably contemplated at this time, therefore, we have deleted the disclosure in the base prospectus on pages 4, 24 and 27 regarding the use of credit default swaps.

Comment:

16.

We note your response to prior comment 39. Please refer to the third paragraph on page 27. Please expand your description of “credit support annex” and how it works. Please include a description of whether the “securities, rights or other amounts” pledged as collateral are part of the asset pool.

Response:

The language discussed in Comment number 16 above has been deleted. Please see our response to Comment number 15.

Reports to Security holders, page [sic] [69]

Comment:

17.	Please list the reports you will file under the Exchange Act.

Response:

The following is a list of reports that will be filed under the Exchange Act, as applicable:

Current Report on Form 8-K (as applicable)

Annual Report on Form 10-K

Asset-Backed Issuer Distribution Report on Form 10-D

Certification and Notice of Termination of Registration on Form 15 (if applicable)

We have included language on page S-69 related to the reports filed under the Exchange Act.

Comment:

18.

We note your response to prior comment 44 that “Periodic reports concerning the trust as required under the terms of the applicable agreements will be delivered to the securityholders.” Please tell us where we can locate these terms in your agreements.

Response:

Please see schedule A to the form of administration agreement filed as Exhibit 10.6 to the Registration Statement, section 5.02 entitled “Statements to Certificateholders” in the form of grantor trust agreement filed as Exhibit 4.1 to the Registration Statement and section 8.09 entitled “Statements to Noteholders” in the form of indenture filed as Exhibit 4.2 to the Registration Statement.

Annex I

Comment:

19.	Please specifically incorporate Annex I to the base prospectus to remove any misunderstanding that it is not part of the prospectus.

Response:

As discussed with the Staff, language incorporating Annex I into the base prospectus appears on page 44.

Exhibits

Comment:

20.	We note your response to prior comment 25. Please add the consents to your exhibit list in Part II.

Response:

The requested changes have been made.

Comment:

21.

For each exhibit that you are incorporating by reference, please indicate: (1) the title of the exhibit; (2) the exhibit number as it appears in the previous filing; (3) the corresponding Form the exhibit was filed with; and (4) the date it was filed with us.

Additionally, if the exhibit was filed by another registrant, please indicate the name of the registrant.

Response:

The requested changes have been made to the exhibit list in Part II of the Registration Statement.

Comment:

22.	Please tell us what authority you are relying upon to incorporate your legal and tax opinions from previous filings

Response:

As discussed with the Staff, our legal and tax opinions were filed as an exhibit to the Registration Statement that is the subject of this response letter, file number 333-128413, filed with the Securities and Exchange Commission on September 19, 2005 and were not incorporated from another filing.

Comment:

23.

We note that you are incorporating by reference exhibit 10.4 that was filed by First Marblehead Corp. It seems that portions of this document have been granted confidential treatment. Because you have an independent obligation to file the agreement, you also have an independent obligation to justify confidential treatment. Your analysis should be prepared with regard to your obligation to file, your knowledge of confidential treatment and the competitive harm that you will suffer if the information is released. Please submit an application for confidential treatment for exhibits, as applicable. Refer to Staff Legal Bulletin No. 1, available on our website at www.sec.gov.

Response:

The National Collegiate Funding LLC has submitted an application for confidential treatment for certain portions of the agreement, filed as Exhibit 10.4 to the Registration Statement, as requested. A copy of the application for confidential treatment is included by supplement with this letter.

Comment:

24.	Furthermore, please mark your exhibit index to indicate that portions of exhibits have been omitted pursuant to a request for confidential treatment.

Response:

The requested changes have been made.

We have made certain additional changes to the base prospectus and the prospectus supplement, which are marked, to improve clarity and readability.

***

Please contact Tristan W. Fleming at (212) 912-8304 or the undersigned at (212) 912-7439 with any other questions.

Sincerely yours, /s/ Lauris G. L. Rall
Lauris G. L. Rall
Thacher Proffitt & Wood LLP

cc: Rolaine Bancroft